Filed by Centex Corporation
Pursuant to Rule 425 under the Securities Act of 1933
And Deemed Filed under the Securities Exchange Act of 1934
Subject Company: Centex Corporation
Commission File No. 001-06776
Date: April 8, 2009

April 8, 2009

Dear Colleagues,

I’m very pleased to tell you that today Centex and Pulte Homes have announced that we’ve entered into an agreement to merge our businesses and create what we believe will be the largest and best-positioned home builder in America. The press release, which contains details about this transaction, is posted on Centex.com.

I know this news may come as a surprise to you, but due to the sensitivity of merger announcements such as this, information could not be disclosed until very early this morning. We do expect the union of these two great companies to change our industry, and I firmly believe that it is the best way to assure a strong future for the new combined organization. Let me tell you why I’m convinced this is the right combination at the right time.

Over the past several months, Centex’s Board and management have been looking very hard at the best way to deliver more value to our shareholders, better products for our customers and increased long-term opportunities for our employees. In this very difficult economic environment, we knew sitting still was not an option and the best way to control our destiny and make sure we come out on top is to be the driver of change. As we studied the opportunities, it became clear that a combination with Pulte is the optimal way to reach our goals. After my initial conversations with Pulte’s President and CEO Richard Dugas, I knew our organizations would complement one another across many fronts.

For our shareholders, this is a compelling combination because they will receive an immediate premium and a share in the future upside potential of the combined company. The new company will lead the industry in many important performance metrics and have the strongest liquidity position among our peers with more than $3.4 billion of cash, as of March 31, 2009.

We will also be in a much better position to become profitable early, giving us a jump on the rest of the industry. In short, the new company will have unrivaled strength and scale to capitalize on future opportunities that are starting to appear on the horizon.

Customers will see the benefits too. Pulte Homes and Centex are the pre-eminent home builders in customer satisfaction and corporate responsibility, so merging our organizations will only reinforce that record of excellence. With more than 120 years of combined experience, we will unite our knowledge and expertise to build high-quality, energy-efficient homes. As a larger company, we will operate in 59 markets in 29 states, and we will compete using several of the industry’s most recognized brands to offer a wide range of products, from entry-level homebuyers to active adults. The communities where we build will benefit from our financial strength, careful practices, and heritage of doing the right thing. Our vision is to be a leader in our markets and that will translate to greater scale, better buying power, and ultimately more value for our customers.

Finally, the combined company will be a stronger, more competitive organization that can create new and better opportunities for our employees – our most valuable asset. As a stronger, more efficient organization we will be positioned to lead the industry and compete far more effectively. We’ll choose the “best of the best” processes and systems, which will enable us to capitalize on the opportunities ahead.

As with any merger of two large, established organizations, some positions will be eliminated in the process. This is regrettable but necessary to ensure the new company can realize the efficiencies required to compete in today’s environment. We pledge to treat all employees with respect and dignity and to be fair in our decision making. An integration committee headed by Richard Dugas and me will oversee the months-long effort.

We anticipate that the merger will occur in the third quarter of this calendar year. Until then we will continue to operate as independent companies. Our teams will use the next few months to conduct a thorough review of both organizations and prepare for the transition so we complete the merger seamlessly. During this time, it’s very important for you to stay focused on the business and serving our customers. We don’t want to give our competitors any edge.

I know you have many questions, and we will do our best to address your concerns and keep you informed along the way. You can find out more about today’s announcement by going to TeamCentex, which includes a list of frequently asked questions for employees. We have also created an external website at www.premierbuilderusa.com. Customers, trade partners, and other interested parties will have questions, too. As such, we’ve prepared materials to help you address their questions, and you can expect to receive more about that information later this morning.

The Centex culture has been described as being like a family, and I want you to know that heritage won’t end with this merger. The values and history that have made us who we are will go with us to our new, larger family with the shared vision of creating the best home builder in America. I’m very proud of you for what you’ve accomplished over the years, and your hard work and dedication have allowed us to make our move today from a position of strength. As vice chairman of the new Pulte Homes, I’m looking forward to working with you to make this an exciting and successful adventure. Now, let’s begin writing the next chapter together.

Forward Looking Statements

This document includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements may include, but are not limited to, statements about the benefits of the proposed transaction, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions. These statements are subject to a number of risks, uncertainties and other factors that could cause our actual results, performance, prospects or opportunities, as well as those of the markets we serve or intend to serve, to differ materially from those expressed in, or implied by, these statements. You can identify these statements by the fact that they do not relate to matters of a strictly factual or historical nature and generally discuss or relate to forecasts, estimates or other expectations regarding future events. Generally, the words “believe,” “expect,” “intend,” “estimate,” “anticipate,” “project,” “may,” “can,” “could,” “might,” “will” and similar expressions identify forward-looking statements, including statements related to expected operating and performing results, planned transactions, planned objectives of management, future developments or conditions in the industries in which we participate and other trends, developments and uncertainties that may affect our business in the future.

Such risks, uncertainties and other factors include, among other things: the possibility that the expected efficiencies and cost savings from the proposed transaction will not be realized, or will not be realized within the expected time period; the ability to obtain governmental approvals of the merger on the proposed terms and schedule contemplated by the parties; the failure of Centex’s stockholders to approve the proposed merger; the failure of Pulte’s stockholders to approve either the charter amendment increasing the number of authorized shares of Pulte’s common stock or the issuance of Pulte’s common stock to Centex stockholders; the risk that the Pulte and Centex businesses will not be integrated successfully; disruption from the proposed transaction making it more difficult to maintain business and operational relationships; the possibility that the proposed transaction does not close, including, but not limited to, due to the failure to satisfy the closing conditions; interest rate changes and the availability of mortgage financing; continued volatility in, and potential further deterioration of, the debt and equity markets; competition within the industries in which Pulte and Centex operate; the availability and cost of land and other raw materials used by Pulte and Centex in their homebuilding operations; the availability and cost of insurance covering risks associated with Pulte’s and Centex’s businesses; shortages and the cost of labor; weather related slowdowns; slow growth initiatives and/or local building moratoria; governmental regulation, including the effects from the Emergency Economic Stabilization Act, the American Recovery and Reinvestment Act and the interpretation of tax, labor and environmental laws; changes in consumer confidence and preferences; terrorist acts and other acts of war; and other factors of national, regional and global scale, including those of a political, economic, business and competitive nature. See Pulte’s and Centex’s Annual Reports on Form 10-K and Annual Reports to Stockholders for the fiscal years ended December 31, 2008 and March 31, 2008, respectively, and other public filings with the Securities and Exchange Commission for a further discussion of these and other risks and uncertainties applicable to our businesses. Neither Pulte nor Centex undertakes any duty to update any forward-looking statement whether as a result of new information, future events or changes in our respective expectations.

Additional Information

In connection with the proposed transaction, Pulte will file with the SEC a registration statement on Form S-4 and Pulte and Centex will mail a joint proxy statement regarding the proposed merger to their respective stockholders that will also constitute a prospectus of Pulte. Before making any voting or investment decision, investors are urged to read the joint proxy statement/prospectus when it becomes available because it will contain important information about the proposed transaction. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov), by accessing Pulte’s website at www.pulte.com under the heading “Investor Relations” and then under the link “SEC Filings” and from Pulte by directing a request to Pulte Homes, Inc., 100 Bloomfield Hills Parkway Suite 300, Bloomfield Hills, MI, 48304, Attention: Investor Relations, and by accessing Centex’s website at www.centex.com under the heading “Investors” and then under the link “SEC Filings” and from Centex by directing a request to Centex Corporation Investor Relations, P.O. Box 199000, Dallas, Texas 75219-9000.

Pulte and Centex and their respective directors and executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. You can find information about Pulte’s directors and executive officers in its definitive proxy statement filed with the SEC on April 7, 2009. You can find information about Centex’s directors and executive officers in its definitive proxy statement filed with the SEC on June 6, 2008. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. You can obtain free copies of these documents from Pulte and Centex using the contact information above.

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